Filed by Churchill Capital Corp II

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Churchill Capital Corp II

Commission File No. 001-38960

Date: November 13, 2020

The following is a transcript of a presentation given in connection with the November 2020 Investor Presentation. This transcript should be read in conjunction with, and is qualified in all respects, by the written material accompanying that presentation, which was filed pursuant to Rule 425 under the Securities Act of 1933 on November 12, 2020.

Douglas Adams:	This is Doug Adams, Co-Head of Global Equity Capital Markets at Citi Group. I couldn’t be more excited to kick off this marketing event on the back of such an important announcement for the Churchill Capital II and Skillsoft Business Combination. After my introduction, management will expand on the significant opportunity this presents. As a reminder, Churchill II announced a 1.5 billion dollar business combination with Skillsoft and Global Knowledge last month, creating the new Skillsoft.

As many of you will have seen this morning, an exciting development has taken place. Prosus has exercised its previously announced option to invest an additional 400 million dollars into Churchill II’s acquisition of Skillsoft, bringing their total investment in the business combination to 500 million dollars. Prosus, as many of you are aware, is one of the leading global consumer internet groups and one of the largest Edtech investors worldwide. The Prosus investment is the largest single Edtech PIPE executed and will be done entirely in common equity in the company.

Prosus had previously entered into a strategic support agreement with Churchill II that has now become effective providing business development and investor relation support services. This relationship creates a direct line of sight to the transaction’s closing certainty and enhances what was already an extremely attractive investment opportunity.

Prosus’s choice underscores the confidence in the management team and the business and reaffirms their support for the transaction. The story is best told by the management team. So let me introduce our speakers on today’s call. From Churchill, we are pleased to have Michael Klein, founder of M. Klein Company and Churchill Capital I, II, III, IV, and V. Jeff Tarr, CEO of Skillsoft. As many of you are aware, Jeff has led three publicly traded companies in the past including as the CEO of DigitalGlobe and President and Chief Operating Officer of IHS.

Additionally, we are joined by Todd Hyatt, Interim CFO of Skillsoft, and Todd also has a background at IHS and IHS Market where he was Chief Financial Officer partnering with the operational team across a variety and extensive number of acquisitions and helping drive the significant growth at IHS. With that, let me turn it over to Michael to kick off the presentation.

Michael Klein:	Thank you Doug and thank you all for joining today for this significant update with regard to our Skillsoft transaction. We’re really pleased to be joined by our newest partner in Skillsoft. I think which you’ve heard from Doug that we have a fantastic partnership on the management side, Jeff Tarr and Todd Hyatt are people I’ve worked with for 20 years. The two of them and Jerre Stead who now runs Clarivate, are three of the senior leaders in IHS when that company grew 20% per year for more than 20 years to a 30 billion dollar public company merging with Market to be IHS Market.

They’re a fantastic team of individuals that have both a great understanding of data analytics business, curated content, subscription models, selling out and selling up, having strong confidence in relationship with their customers. But most importantly, generating real top line growth organically and inorganically making 87 acquisitions that they tucked in and grew the value and the cash flow of the business.

When we created our Churchill entities, a partnership with the Emerson Collective which is the Jobs family investment vehicle, we created them to invest in sustainable companies that have real market presence, that have real cash flow, have the ability to grow faster than they were growing in the private markets, better public and better delevered, bringing in management that has done this before in the public domain and grows companies for excess shareholder value.

As some of you know, we now have two companies in our portfolio with a billion dollars or approaching a billion dollars in EBITDA. Clarivate, which has grown from 300 million of EBITDA to a billion dollars in the space of 18 months, led by Jerre Stead, a partner of Jeff and Todd, is a great example and they have tripled shareholder value in that time period and build a 20 to 21 billion dollar company. We see all of those same opportunities here in the Skillsoft - Global Knowledge combination and more so as this is a platform for growth in an entirely fragmented industry that benefits from what’s occurred with COVID and the need for more and enhanced digital learning, upskilling, retraining, and providing corporations and companies with the benefit of best in class employees. Jeff will cover that in great detail.

What I want to tell you about is our newest partner in this which is Prosus. And if you can skip to that page please, which I believe is page five, we won’t go through all of the slides. Prosus is better known by some as Naspers, this is one of their divisions. Naspers has become a leader in the venture capital space, a leader in the consumer internet space. Naspers has great success of identifying substantial growth in consumer internet and in particular was one of the earliest investors in some of the growing internet companies coming out of Asia, in particular China with Tencent.

They built a portfolio that has in excess of 170 billion dollars’ worth of assets from those investments. And they are very smartly focused on reallocating that capital to core industries that they have in depth knowledge and that they seek to be an agent of consolidation and an agent of change. They believe in being very significantly involved. So as you see, when they invest, they bring their operating and their strategic capabilities to add value. They are very focused, they understand the space and they seek to take advantage of the benefits of adding to that space.

Clearly as you will hear from Jeff, in digital learning where you have curated content with 90% margins, the ability to drop in tuck-in acquisitions and mid-size acquisition drives real value and they are going to be a critical component. Like us and like Emerson, they have a very long term focus. We have come in and our management at Churchill has unvested our shares, we don’t actually have any shares until the stock gets to 12.50. We’ve made a long term commitment. We and our investment committee and our board have almost 200 million dollars in this vehicle.

So together with Prosus’s investment, we have in excess of 700 million dollars of now committed, retained, and not going away capital. What that means for everyone who lives in the business of special purpose or single purpose acquisition vehicles, is we have now removed the cash condition for this transaction. We have, with the investment from Prosus of 500 million dollars in our capital, a known path to that closing.

But more importantly we’ve brought in with Emerson who has almost two billion dollars invested in Edtech, we have the leading venture Edtech investor in Prosus. You can see from some of the names on the page the areas they focus. They committed their first 100 million dollars as part of the announcement. And then they sent their entire team in. Technology review, customer review, business review, strategy review, reviews of our management team. And they came away with a clear view that they wanted to exercise their option early and they wanted to enter more rapidly. And we are now partners in this event.

They will name the chairman of the Board, they will have two board members, who will work collectively with management, the independent board, Emerson, and Prosus to drive to become not just the leading digital learning company by revenue, by customers, and by cash flow, but we believe we can redefine the space and build a company that has five to eight billion dollars of revenues up from our current 700 million of revenues today.

If you skip the page I’ll just say one other comment and then I’ll hand it off to Jeff, who will go through an update on the business and the point of view, but please skip to page six. What I’ll simply point out is we set this company up knowing we had the ability because of all of our year long negotiations to buy this attractively. We don’t generally look at revenue multiples, but this space does and most companies create eight or nine or ten times forward revenues and we were able to acquire these two businesses at two times. But we look at cash flow; in post COVID 7.5x EBITDA in less than six months cash flow is attractive, frankly, in every industry but in this industry more so.

But the most important part of today’s announcement is what you will see, with the size of the PIPE we have now brought forward, we are bringing the debt down to half a turn in EBITDA. And that means we will have an unbelievable flexibility for tuck in acquisitions which Jeff will describe will be plentiful as we’ve done it before in buying content and customers in dropping it onto our platform with 600 salespeople will be very accretive but we now have the best balance sheet in the industry, the most profitable business by an infinite factor because others aren’t profitable, the largest revenue, the largest number of customers, the best content and we’ve set it up at a very attractive price. We welcome Prosus to the team, we welcome our collective board, and Prosus and Emerson and Jeff and Todd and Todd Johnstone and the full team to lead us through this. I’ll hand it over to Jeff. Thank you very much.

Jeff Tarr:	Thank you Michael. Today is a very exciting day for our company. I signed on for this opportunity because the market for digital learning is large and growing, and because I believe the new Skillsoft is the best positioned player in the industry to capture the opportunity. The demand for upskilling and reskilling in the corporate market has never been greater. And COVID and work from home have only served to accelerate the need for companies to provide robust digital learning opportunities to their employees.

Today’s announcement that Prosus, one of the world’s largest Edtech investors, is investing an additional 400 million dollars on top of its initial 100 million dollar investment, further validates my original assessment. And I couldn’t be more excited that they are joining us as our partners in this endeavor.

Let me briefly share why I believe the new Skillsoft is an attractive opportunity. The new Skillsoft is positioned as the leader in a large, growing, and fragmented market. The global market for professional learning is more than 300 billion dollars in size. And the segment in which we lead, corporate digital learning, is 28 billion dollars growing at 10% per annum. When the transaction closes early next year, we expect to be the only standalone corporate digital learning business with over 500 million dollars in revenue.

We’re starting from a position of scale with the most comprehensive content and tools and an industry leading platform that today is serving the largest and most demanding customers. The new Skillsoft, formed through the combination of Skillsoft and Global Knowledge, will offer more than 180,000 courses and more than 200 certifications spanning leadership, business skills, compliance, and tech and dev. Global Knowledge is adding significant capability to the combined company’s tech and dev offerings and additional modalities. This positions us as a much stronger player in this fast growing segment with more courses and certifications than competitors.

Not only will we lead in aggregate, but we’ll be number one or number two in each of these major categories of corporate learning. The combined business will serve more than 70% of the Fortune 1,000 through a combined 600 person salesforce in more than 150 countries, giving us extensive reach and a unique ability to serve the world’s largest global companies.

With Skillsoft’s new Percipio platform and refreshed content, and with Global Knowledge’s new virtual and on demand offerings, the company will be at an inflection point with more than half its revenue from new products and platforms that are growing at double digits. As such, we expect order intake to grow mid-single digits at the mid-point of the range in calendar year 2021, which will be reflected in revenue growth as we exit the year.

In addition to delivering profitable organic growth, we will create value through bolt on M&A. With a strong balance sheet, our Percipio platform and our large salesforce and customer base, the new Skillsoft will be the acquirer of choice in our industry. Look at us to acquire businesses with content and tools that we can integrate into the Percipio platform in a highly accretive fashion.

Let me wrap by touching on a few financial highlights. We expect to be the largest player in the space with approximately 700 million dollars in revenue, and 200 million dollars in adjusted EBITDA in calendar year 2022, our first full year of ownership. Importantly, the combined businesses will have a very attractive financial profile with two thirds of our revenue coming from subscriptions and nearly all of our revenue coming from contracts with business customers. We will have significant operating leverage, strong free cash flow conversion, and financial flexibility.

Longer term, we expect the business to grow in line with the sector with an adjusted EBITDA margin of 30 to 35 percent and strong free cash flow conversion of 75 to 85 percent. We expect to capture at least 20 million dollars in run rate expense synergies in 2021. And over time we expect to capture additional expense synergies and revenue synergies generated by cross selling and upselling Global Knowledge and Skillsoft offerings.

Finally, the business is trading at a significant discount to peers, representing an attractive entry point for investors seeking to participate in this large, growing market for corporate digital learning. While today I focused my brief remarks entirely on our business and the opportunity to invest in the leader in this large growing market, I’m inspired by Skillsoft’s potential to also impact society. Skillsoft’s mission is based on a belief that every person has the potential to be amazing. As we transition to a post-COVID world, more people around the globe will need digital learning resources to upskill, reskill, and develop professionally.

I’m proud of the passion I see inside of both Skillsoft and Global Knowledge for this mission, and I’m grateful that our strategic investors at Churchill and Prosus share our commitment to not only helping our customers and their employees, but to also finding ways to serve the unemployed and underemployed around the globe, learn, grow, and achieve their aspirations. We’re looking forward to presenting later this week at the Citi Edtech conference and we’ll share more then. And I also look forward to meeting with as many of you as possible at our continuing investor roadshow. Thank you.

Douglas Adams:	Thank you Jeff. Before we end I just wanted to highlight two housekeeping items. First as Jeff mentioned, the company will be presenting on Friday at Citi’s Edtech conference. And second, the company is available for additional meetings and conference calls. Please reach out either to the company directly or to Citi for any requests. Thank you and with that we will end this webinar. Thank you.

IMPORTANT ADDITIONAL INFORMATION AND WHERE TO FIND IT

This communication is being made in respect of the proposed merger transaction involving Churchill and Skillsoft. Churchill intends to file a registration statement on Form S-4 with the SEC, which will include a proxy statement of Churchill and a prospectus of Churchill, and Churchill will file other documents regarding the proposed transaction with the SEC. A definitive proxy statement/prospectus will also be sent to the stockholders of Churchill and Skillsoft, seeking any required stockholder approval. Before making any voting or investment decision, investors and security holders of Churchill and Skillsoft are urged to carefully read the entire registration statement and proxy statement/prospectus, when they become available, and any other relevant documents filed with the SEC, as well as any amendments or supplements to these documents, because they will contain important information about the proposed transaction. The documents filed by Churchill with the SEC may be obtained free of charge at the SEC’s website at www.sec.gov. In addition, the documents filed by Churchill may be obtained free of charge from Churchill at www.churchillcapitalcorp.com. Alternatively, these documents, when available, can be obtained free of charge from Churchill upon written request to Churchill Capital Corp II, 640 Fifth Avenue, 12th Floor, New York, New York 10019, Attn: Secretary, or by calling (212) 380-7500.

Churchill, Skillsoft and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the stockholders of Churchill, in favor of the approval of the merger. Information regarding Churchill’s directors and executive officers is contained in Churchill’s Annual Report on Form 10-K for the year ended December 31, 2019 and its Quarterly Report on Form 10-Q for the quarterly periods ended March 31, 2020, June 30, 2020, and September 30, 2020, which are filed with the SEC. Additional information regarding the interests of those participants, the directors and executive officers of Skillsoft and other persons who may be deemed participants in the transaction may be obtained by reading the registration statement and the proxy statement/prospectus and other relevant documents filed with the SEC when they become available. Free copies of these documents may be obtained as described in the preceding paragraph.

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval, nor shall there be any sale of any securities in any state or jurisdiction in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of such other jurisdiction.

FORWARD-LOOKING STATEMENTS

This communication contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 including, but not limited to, Churchill’s, Skillsoft’s and Global Knowledge’s expectations or predictions of future financial or business performance or conditions. Forward-looking statements are inherently subject to risks, uncertainties and assumptions. Generally, statements that are not historical facts, including statements concerning our possible or assumed future actions, business strategies, events or results of operations, are forward-looking statements. These statements may be preceded by, followed by or include the words “believes,” “estimates,” “expects,” “projects,” “forecasts,” “may,” “will,” “should,” “seeks,” “plans,” “scheduled,” “anticipates” or “intends” or similar expressions. Such forward-looking statements involve risks and uncertainties that may cause actual events, results or performance to differ materially from those indicated by such statements. Certain of these risks are identified and discussed in Churchill’s Form 10-K for the year ended December 31, 2019 under Risk Factors in Part I, Item 1A. These risk factors will be important to consider in determining future results and should be reviewed in their entirety. These forward-looking statements are expressed in good faith, and Churchill, Skillsoft and Global Knowledge believe there is a reasonable basis for them. However, there can be no assurance that the events, results or trends identified in these forward-looking statements will occur or be achieved. Forward-looking statements speak only as of the date they are made, and none of Churchill, Skillsoft or Global Knowledge is under any obligation, and expressly disclaim any obligation, to update, alter or otherwise revise any forward-looking statement, whether as a result of new information, future events or otherwise, except as required by law. Readers should carefully review the statements set forth in the reports, which Churchill has filed or will file from time to time with the SEC.

In addition to factors previously disclosed in Churchill’s reports filed with the SEC and those identified elsewhere in this communication, the following factors, among others, could cause actual results to differ materially from forward-looking statements or historical performance: ability to meet the closing conditions to the Skillsoft merger, including approval by stockholders of Churchill and Skillsoft, and the Global Knowledge merger on the expected terms and schedule and the risk that regulatory approvals required for the Skillsoft merger and the Global Knowledge merger are not obtained or are obtained subject to conditions that are not anticipated; delay in closing the Skillsoft merger and the Global Knowledge merger; failure to realize the benefits expected from the proposed transactions; the effects of pending and future legislation; risks related to disruption of management time from ongoing business operations due to the proposed transactions; business disruption following the transactions; risks related to the impact of the COVID-19 pandemic on the financial condition and results of operations of Churchill, Skillsoft and Global Knowledge; risks related to Churchill’s, Skillsoft’s or Global Knowledge’s indebtedness; other consequences associated with mergers, acquisitions and divestitures and legislative and regulatory actions and reforms; and risks of demand for, and acceptance of, Skillsoft’s and Global Knowledge’s products and for cloud-based technology learning solutions in general; the combined company’s ability to compete successfully in competitive markets and changes in the competitive environment in its industry and the markets in which it will operate; the combined company’s ability to develop new products; failure of information technology infrastructure or any significant breach of security; future regulatory, judicial and legislative changes in the combined company’s industry; the impact of natural disasters, public health crises, political crises, or other catastrophic events; the combined company’s ability to attract and retain key employees and qualified technical and sales personnel; fluctuations in foreign currency exchange rates; the combined company’s ability to protect or obtain intellectual property rights; the combined company’s ability to raise additional capital; the impact of the combined company’s indebtedness on its financial position and operating flexibility; and the combined company’s ability to successfully defend itself in legal proceedings.

Any financial projections in this communication are forward-looking statements that are based on assumptions that are inherently subject to significant uncertainties and contingencies, many of which are beyond Churchill’s, Skillsoft’s and Global Knowledge’s control. While all projections are necessarily speculative, Churchill, Skillsoft and Global Knowledge believe that the preparation of prospective financial information involves increasingly higher levels of uncertainty the further out the projection extends from the date of preparation. The assumptions and estimates underlying the projected results are inherently uncertain and are subject to a wide variety of significant business, economic and competitive risks and uncertainties that could cause actual results to differ materially from those contained in the projections. The inclusion of projections in this communication should not be regarded as an indication that Churchill, Skillsoft and Global Knowledge, or their representatives, considered or consider the projections to be a reliable prediction of future events.

Annualized, pro forma, projected and estimated numbers are used for illustrative purpose only, are not forecasts and may not reflect actual results.

This communication is not intended to be all-inclusive or to contain all the information that a person may desire in considering an investment in Churchill and is not intended to form the basis of an investment decision in Churchill. All subsequent written and oral forward-looking statements concerning Churchill, Skillsoft and Global Knowledge, the proposed transactions or other matters and attributable to Churchill, Skillsoft and Global Knowledge or any person acting on their behalf are expressly qualified in their entirety by the cautionary statements above.